UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549

                       FORM 12b-25

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                                SEC FILE NUMBER: 000-32855
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             NOTIFICATION OF LATE FILING

(Check one): [ ]Form 10-K  [ ]Form 20-F  [ ]Form 11-K
             [x]Form 10-Q  [ ]Form N-SAR [ ]Form N-CSR
             For Period Ended: September 30, 2004
                               ------------------
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:________________

Read Instruction (on back page) Before Preparing Form. Please
Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified an information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A
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PART I - REGISTRANT INFORMATION

Torch Offshore, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

401 Whitney Avenue, Suite 400
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Address of Principal Executive Office (Street and Number)

Gretna, Louisiana 70056
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [x] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
     [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K,  10-
Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Torch Offshore, Inc. (the "Company") is filing this Form 12b-25 in respect of its quarterly report on Form 10-Q for the quarterly period ended September 30, 2004 because the Form 10-Q could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Company's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained within such time period without unreason-able effort or expense. The Company expects to file its Form 10-Q for the quarterly period ended September 30, 2004 on or before November 22, 2004.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Robert E. Fulton         (504)            367-7030
  ----------------     -----------      ------------------
       (Name)          (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                  Yes [x]  No [ ]
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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  Yes [x]  No [ ]

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  See Attachment
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                      Torch Offshore, Inc.
    ________________________________________________________
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 16, 2004        By   /s/ Robert E. Fulton
     -----------------           -------------------------
                                 Robert E. Fulton
                                 Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

                           ATTACHMENT

The net loss for the third quarter of 2004 is estimated to be approximately $7.0 million. This is a significant change in net results as compared to the third quarter of 2003 that generated a net loss of $1.4 million. This will also result in a significant change in the Company's nine-month results as compared to the corresponding period from the 2003 fiscal year. This change is a result of many factors, including lower than expected utilization of the Company's vessels combined with a very competitive pricing market in the Gulf of Mexico that negatively impacted the Company's quarterly revenues and gross margin. In addition, the Company recorded a $4.1 million charge related to the settlement of the Midnight Hunter arbitration case, which was settled in September 2004.